Via Facsimile and U.S. Mail
Mail Stop 03-09

      March 31, 2005

Robert Ferguson
President
Darwin Resources Corporation
455-5525 West Boulevard
Vancouver, B.C., V6M 3W6
Canada

Re:	Darwin Resources Corporation
	Registration Statement on Form SB-2
      Filed March 2, 2005
	File Number 333-123081

Dear Mr. Ferguson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
2. Provide a currently dated and appropriately signed consent from your independent accountants in the amendment for which you will request effectiveness.

Registration Statement Cover Page
3. Although Form SB-2 does not contain a space to indicate that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please revise to include this disclosure.

Prospectus Cover Page
4. Please revise the first paragraph to indicate that the selling shareholders are offering up to 2,118,500 shares so that it is clear that some of the selling shareholders might not sell their shares.

Summary, page 4

5. Please revise the second sentence in the first paragraph to state when your option in the Rustyiron mineral claim expires.

6. Please explain the meaning of the terms "cells" and "adjoining cells."
7. It appears as though the date for the Property Option Agreement should be February 3 rather than February 7 based on the information in Exhibit 10.1. Please revise or advise.

Risk Factors

General

8. We note your statement, "[t]he trading price of our common stock could decline due to ..." Please revise to clarify that currently your shares are not publicly traded.

9. Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified.
Please
revise to describe the adverse effect(s) in greater detail.

10. Please include a risk factor that addresses your option
interests
as it relates to the Canadian government. Specifically, that the availability to conduct an exploratory program on the Rustyiron mineral claim is subject to consent by the land owners, which is the
Province of British Columbia. Furthermore, please disclose the Canadian government can at anytime eject you from the land or refuse
Darwin`s or William Howell`s interest in the land.  Finally, please
discuss the risks and consequences should you or Mr. Howell either
1)
not complete exploration work on the mineral claims and pay a filing fee or 2) not pay the government owners in place of exploration work.
Is obtaining an extension of the expiration within the discretion of the Canadian government if you make the required payment? If it is, please disclose this information and the consequences if the extensions are not granted.

11. Given that Mr. Ferguson owns approximately 71% of the equity stock of Darwin Resources Corp., please add a risk factor that discusses the risk and potential consequences to your market price if
Mr. Ferguson decides to sell his shares or a large number of his shares. In your discussion, please include the number of your presently outstanding shares held by him that are considered to be unrestricted pursuant to Rule 144.
12. Please consider including a risk factor that discusses Darwin`s competition and your competitive position in your industry. If a small number of competitors are dominant in the industry, please identify them.

13. Please consider including a risk factor that addresses the maintenance of certain criteria should you become listed on the Over-
The-Counter Bulletin Board and the consequences if you fail to meet these criteria.

14. Please include a risk factor which discusses the costs, risks and consequences of becoming a public company. For example, compliance with federal securities regulations, reporting requirements, Sarbanes-Oxley, etc.
15. We note your discussion on page 28 relating to forming a joint venture with an alternate party if Mr. Howell chooses not to remain the operator. Please consider including a risk factor disclosing the possibility that you may not be able to find a party to perform this role on terms that you find acceptable.
16. We note your disclosure on page 34 which states "if commercial quantities are discovered, a ready market may not exist for the sale of the reserves." Additionally you state that market fluctuations, and the proximity and capacity of natural resource markets may affect the marketability of substances discovered. Please include a risk factor disclosing the possibility that you may have difficulty selling substances if any are discovered.
17. Please revise to include a risk factor disclosing that your stock will be considered a penny stock. The discussion should discuss the consequences of being considered a penny stock, including the impact on liquidity.

If we do not obtain additional financing, our business will fail, page 7

18. Please revise to disclose the amount of estimated costs to complete the Phase I exploration program and the first portion of a
Phase II program.
Because we will need additional financing to fund our extensive exploration activities ..., page 8
19. Please revise to discuss the effect the auditor`s going concern opinion may have on your attempts to obtain financing.

Because our executive officers do not have formal training
specific
...., page 8
20. Please revise the caption to eliminate the reference to "formal" training. It appears that Mr. Ferguson does not have formal training, informal training or experience in the industry. Please revise your caption accordingly.

Because we anticipate our operating expenses will increase prior to our ..., page 9

21. Please revise the disclosure to indicate that as a result of continuing losses, you may exhaust your resources and be unable to complete the exploration of mineral claims. Additionally, clearly state that your accumulated deficit will continue to increase as you continue to incur losses.

Because access to the Rustyiron mineral claims may be restricted by inclement weather ..., page 9
22. Please revise to discuss the delays you have experienced due to inclement weather.

Because our president has only agreed to provide his services on a part-time ..., page 9
23. Please disclose that you do not have an employment agreement with
Robert Ferguson. In addition, please disclose if you maintain a key man life insurance policy for him.

24. Please disclose that you currently have no full or part-time employees for Darwin Resources Corporation or its wholly-owned subsidiary DEL Explorations Ltd.
25. Please consider whether the number of hours Mr. Howell is available to provide services to your company presents a risk. If it does, please revise to include a separate risk factor disclosing your dependence on Mr. Howell. The discussion should quantify the number of hours Mr. Howell can devote to your business and the consequences if these hours are not sufficient.

Because we will be subject to compliance with government
regulation
...., page 10

26. If you have experienced any difficulty with compliance of any laws that affect your business, please revise to describe the difficulties you have experienced and their impact on your business.


Forward-Looking Statements, page 11

27. Please delete the statement that investors "should not place too much reliance on these forward-looking statements." This statement may appear to be a disclaimer of responsibility for the statements contained in your filing. It should be sufficient to state that actual results could differ materially from the forward-looking statements.

Plan of Distribution, page 19

28. As you have not included the possibility that selling shareholders may engage an underwriter to do a firm commitment offering, please note that if any selling shareholders enters into an agreement with an underwriter to do a firm commitment offering, we view this as a change requiring the filing of a post-effective amendment. The staff must declare the filing effective prior to commencement of the offering. Please confirm to us that you will file a post-effective amendment if the selling shareholders enters into a firm commitment offering agreement with an underwriter.

Significant Employees, page 21

29. Please add that Robert Ferguson is your only employee to the first sentence in this section.

Description of Business

In General, page 26
30. Please revise the Business section to clarify the status of your operations. For example:

* The first sentence of the section states that you are engaged in the exploration of mineral properties;
* The third sentence refers to "further" exploration; and
* On page 38 you refer to the terms of the joint venture agreement.

Please revise to clarify that you intend to engage in exploration. Additionally, the discussion of the joint venture agreement should clarify that you have not entered into such an agreement and the discussion of the terms is actually a discussion of the expected terms of the agreement.

31. Please explain the term "staked" on page 27.
32. We note your statements that your exploration has not yet begun and your statements that you expect the work will be completed prior to the end of April 2005. If this estimate has changed since your registration statement was filed, please revise to provide updated information.

Competition, page 34

33. Please expand on your discussion in this section, simply stating the industry is intensively competitive is not sufficient. For example, perhaps your disclosure can discuss other company(s) or individual(s) preempting your right to the mineral claims, the presence of larger more well-established exploration and mining companies in the industry, barriers to entry or the lack of such barriers, etc.

Plan of Operations, page 36
34. We note your statement on page 37 that the second phase of the exploration could be undertaken without the need to raise additional funding. This statement appears inconsistent with the statement on page 34 which says that in order to complete Phase II you will need to raise additional capital. Please revise or advise.

35. We note your disclosure that you have not taken any steps or currently have no specific plans to raise additional capital on page
38. Please indicate if you expect to raise additional funds in the next 12 months. If you are unable to determine whether you will or not, please disclose the reasons.
36. Please disclose how much time Mr. Howell can devote to your business.

Results of Operations for Period Ending January 31, 2005, page 39
37. We note your disclosure that you anticipate professional fees to increase in the future in connection with the filing of the registration statement with the Securities and Exchange Commission.
Expenses that relate to your offering should be deferred and deducted from the proceeds of the offering. Please refer to Staff Accounting
Bulletin 5A.
38. We note from page 42 that rent is $1,300 per month. Clarify in
MD&A how much rent expense is reflected in the financial statements.
Disclose when rent commenced.

Item 26. Recent Sales of Unregistered Securities
39. For each of your private placements, please revise to identify the investors or classes of investors. Please note that we consider accredited investors to be a recognized class but do not recognize unaccredited investors to be an acceptable class.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
40. We note that your audit report was signed by an audit firm based in Vancouver, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217.
Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted. We may have further comments.
41. The audit report should refer to the consolidated financial statements. Please revise.
42. Please verify the computation of loss per share. It appears that loss per share would be $.00. Also provide us your computation of shares outstanding. It is not clear how weighted average shares outstanding can be less than 5,200,000 initially issued.

Consolidated Notes to Financial Statements

Note 2. Significant Accounting Policies

g) Foreign Currency Translation
43. Please explain to us how your policy for translating transactions in foreign currency into U.S. dollars complies with SFAS 52.
44. Please quantify the amount of assets and liabilities that are not in U.S. dollars as of January 31, 2005.

Note 5. Commitments and Subsequent Events
45. Please clarify whether the $1,979 has been paid to Howell.
The
Summary section as well as the Plan of Operations indicate that this amount has been paid.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Vanessa Robertson (202) 824-5504 or Lisa Vanjoske at (202) 942-1972 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Lee at (202) 824-5522 or me at (202) 942-1840 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Kyleen E. Cane
	Cane Clark LLP
	3273 East Warm Springs Rd.
	Las Vegas, NV 89102
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Robert Ferguson
Darwin Resources Corporation
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